Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

X-RITE, INCORPORATED

at

$5.55 Net Per Share

by

TERMESSOS ACQUISITION CORP.,

a wholly–owned subsidiary of

DANAHER CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, MAY 14, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of April 10, 2012 (the “Merger Agreement”), by and among Danaher Corporation, a Delaware corporation (“Parent”), Termessos Acquisition Corp., a Michigan corporation and a wholly–owned subsidiary of Parent (“Purchaser”), and X-Rite, Incorporated, a Michigan corporation (the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of the Company at a price of $5.55 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Per Share Amount”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the Company as the surviving corporation in the Merger continuing as a wholly–owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or the Company) will at the effective time of the Merger be converted into the right to receive the Per Share Amount.

After careful consideration, the board of directors of the Company (the “Board of Directors”), has unanimously determined that the Per Share Amount, the Offer, the Merger, the terms of the Merger Agreement and the transactions contemplated thereby are advisable, substantively and procedurally fair to, and in the best interests of the Company and its shareholders, and declared it advisable to enter into the Merger Agreement. Accordingly, the Board of Directors unanimously recommends that the Company’s shareholders tender their Shares to Purchaser in the Offer and, if required by applicable law, approve the adoption of the Merger Agreement.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 12:00 midnight, New York City time, on Monday, May 14, 2012 (the “Expiration Time,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), a number of Shares which, together with Shares then owned by Parent and Purchaser (if any), represents a majority of the issued and outstanding Shares on a fully-diluted basis. The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company. The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

A summary of the principal terms of the Offer appears below. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book–entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book–entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Okapi Partners LLC, as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Purchaser, a wholly–owned subsidiary of Parent, is offering to purchase all of the outstanding shares of common stock, par value $0.10 per Share, of the Company at a price of $5.55 net per Share in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a shareholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

Termessos Acquisition Corp., a wholly–owned subsidiary of Danaher Corporation, a Delaware corporation, is offering to purchase all of the outstanding Shares. Purchaser is a Michigan corporation which was formed for the sole purpose of making the Offer and completing the process by which the Company will become a subsidiary of Parent through the Merger. See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate the Merger. Upon consummation of the Merger, the Surviving Corporation would be a wholly–owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $5.55 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger, dated as of April 10, 2012, provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Conditions of the Offer.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares unless, prior to the expiration of the Offer:

•

there has been validly tendered and not withdrawn a number of Shares which, together with Shares then owned by Parent and Purchaser (if any) represent a majority of the issued and outstanding Shares on a fully-diluted basis. The foregoing condition is referred to as the “Minimum Condition”;

•

any applicable waiting period or approval applicable to the Offer or the Merger under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the antitrust laws of Germany and Austria and any other material applicable foreign antitrust law (the “Specified Antitrust Laws”) has expired or been earlier terminated or obtained; and

•	we are not prohibited from consummating the Offer or the Merger by any applicable law or court order.

For purposes of the Offer, the words “fully diluted,” when referring to Shares means, as of any time, the number of Shares outstanding, together with all Shares which the Company would be required to issue pursuant to any then outstanding equity awards or other securities convertible into or exercisable or exchangeable for Shares, whether or not vested, exercisable, convertible or exchangeable and regardless of the terms and conditions thereof. According to the Company, as of April 10, 2012, there were approximately 86,281,412 Shares issued and outstanding, and approximately 7,053,084 Shares issuable with respect to stock options and certain other equity awards. Accordingly, we anticipate that, assuming the foregoing and assuming no additional Shares or equity awards are issued after April 10, 2012, the Minimum Condition would be satisfied if approximately 46,667,250 Shares are validly tendered pursuant to the Offer and not validly withdrawn.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. If the conditions to the Offer are satisfied, Parent will provide us with sufficient funds to acquire all of the Shares validly tendered in the Offer and not validly withdrawn and to complete the Merger. Parent intends to provide the necessary funds from cash on hand. The Offer is not conditioned on any financing arrangement. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

we, through our parent company (Parent), will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable; and

•

if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger and we, through our parent company (Parent), will have sufficient funds available to consummate the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Monday, May 14, 2012, to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three NASDAQ (as defined below) trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three (3) trading day period. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. In some cases, we are required to extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond the End Date (as defined below). We have agreed in the Merger Agreement that so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, we are required to extend our Offer beyond its initial Expiration Time for any period required by any applicable rule or regulation of the SEC or its staff or The Nasdaq Stock Market (“NASDAQ”). Pursuant to the Merger Agreement, Purchaser must extend the Offer for one or more successive periods of not more than ten (10) Business Days (as defined below) ending no later than the End Date if any conditions to the Offer have not been satisfied or waived. In addition, if on any Expiration Time the sole Tender Offer Condition remaining unsatisfied is the failure of the waiting period under the HSR Act to have expired or been terminated, then Purchaser must extend the Offer from time to time until the fifth (5th) Business Day after the expiration or termination of the applicable waiting period under the HSR Act.

Following our acceptance of Shares tendered in the Offer, we may in certain circumstances, without the consent of the Company, provide one or more subsequent offering periods which shall be not less than three (3) nor more than twenty (20) Business Days in the aggregate in accordance with Rule 14d–11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are not required to extend the Offer or the Expiration Time beyond the End Date. The End Date depends on the reason for the extension of the Offer. The “End Date” means July 10, 2012, unless the only conditions to the Offer that have not been satisfied as of such time are (1) that any applicable waiting period or approval under the Specified Antitrust Laws has expired or been earlier terminated or obtained or (2) that there is no governmental law or order preventing consummation of the Offer, in which case the “End Date” means January 10, 2013.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next Business Day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book–entry transfer of such Shares into the account of the Depositary at The Depository Trust Company (“DTC”), together with a completed Letter of Transmittal (or a facsimile thereof) or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three (3) NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three-trading-day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer to arrange for the withdrawal of your Shares in a timely manner. However, Shares tendered during a subsequent offering period, if any, may not be withdrawn. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To validly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

What does the board of directors of the Company think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the Board of Directors. The Board of Directors has:

•

unanimously determined that the Per Share Amount, the Offer, the Merger, the terms of the Merger Agreement and the transactions contemplated thereby are advisable, substantively and procedurally fair to, and in the best interests of the Company and its shareholders, and declared it advisable to enter into the Merger Agreement; and

•	unanimously recommended that the Company’s shareholders tender their Shares to Purchaser in the Offer and, if required by applicable law, approve the adoption of the Merger Agreement.

A more complete description of the Board of Directors’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 under the Exchange Act, that will be mailed to the shareholders of the Company. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If a majority of the Shares are tendered and accepted for payment, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly-owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly-held Shares that the Company’s common stock will no longer be eligible to be traded on NASDAQ or any other securities exchange, there may not be a public trading market for the common stock of the Company, and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

If I object to the price being offered, will I have appraisal rights?

No. There are no appraisal rights available in connection with the Offer or the Merger. See Section 12—“Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the then outstanding Shares (other than Shares held by Parent or Purchaser) will be converted into the right to receive an amount in cash equal to the Per Share Amount without interest and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. Even if the Merger for some reason does not take place but we purchase all of the tendered Shares, the number of shareholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On April 9, 2012, the last trading day before we announced the Offer, the last sale price of the common stock of the Company reported on NASDAQ was $4.00 per Share. On April 16, 2012, the last trading day before we commenced the Offer, the last sale price of the Shares reported on NASDAQ was $5.52 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any shareholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. On April 10, 2012, concurrently with the execution of the Merger Agreement, each of OEPX, LLC (“OEPX”), Sagard Capital Partners, L.P. (“Sagard”) and “Tinicum,” consisting of Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund and Tinicum Capital Partners II Executive Fund, entered into a separate tender and support agreement (the “Support Agreements”) with Parent and Purchaser whereby such shareholder committed, among other things, subject to the terms and conditions of the applicable Support Agreement, to tender a proportionate number of the Shares held by such shareholder and its affiliates in the Offer such that the number of Shares so committed to be tendered in the aggregate pursuant to the three Support Agreements equals approximately 40% of the Company’s total outstanding Shares (the “Covered Shares”) (which represents 19,711,630 Shares, 7,917,898 Shares and 6,883,025 Shares from each of OEPX, Sagard and Tinicum, respectively). Each of OEPX, Sagard and Tinicum has further stated its intent to tender in the Offer all of the remaining Shares held by such shareholder and its affiliates, which together with the Covered Shares, represents an aggregate of approximately 68% of the total outstanding Shares. See Section 11—“The Merger Agreement.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $5.55 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What is the Top–Up Option and when could it be exercised?

The Company has granted, subject to certain conditions, Purchaser an irrevocable option to purchase (the “Top–Up Option”), following acceptance for payment of the Shares validly tendered in the Offer, up to a number of newly-issued Shares equal to the lowest number of Shares that, when added to the number of Shares held by Parent and Purchaser at the time of such exercise, will constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Shares issued to Purchaser pursuant to the Top-Up Option on a fully diluted basis. The Top–Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short–form” merger pursuant to applicable Michigan law at a time when the approval of the Merger at a meeting of the Company’s shareholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Section 11—“The Merger Agreement” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares exchanged therefor. If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long–term capital gain or loss if you have held the Shares for more than one (1) year at the time of the exchange. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-United States income and other tax laws or tax treaties).

Who should I talk to if I have additional questions about the Offer?

You may call Okapi Partners LLC toll-free at (855) 305-0856. Okapi Partners LLC is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Termessos Acquisition Corp. (“Purchaser”), a Michigan corporation and a wholly–owned subsidiary of Danaher Corporation (“Parent”), a Delaware corporation, hereby offers to purchase for cash all outstanding shares of common stock, par value $0.10 per share (“Shares”), of X-Rite, Incorporated, a Michigan corporation (the “Company”), at a price of $5.55 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (such amount per Share, or any different amount per Share that may be paid pursuant to the Offer (as defined below) in accordance with the terms of the Merger Agreement (as defined below), the “Per Share Amount”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, May 14, 2012, unless the Offer is extended in accordance with the terms of the Merger Agreement (as the date of the expiration of the Offer may be extended, the “Expiration Time”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 10, 2012 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides that after the purchase of Shares in the Offer, Purchaser and the Company will merge (the “Merger”), with the Company as the surviving corporation in the Merger continuing as a wholly–owned subsidiary of Parent (the

“Surviving Corporation”). According to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by the Purchaser or Parent, all of which will be cancelled) will be converted into the right to receive the Per Share Amount in cash (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of options and other equity securities of the Company.

Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as depositary for the Offer (the “Depositary”) and Okapi Partners LLC, as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

After careful consideration, the board of directors of the Company (the “Board of Directors”), has unanimously determined that the Per Share Amount, the Offer, the Merger, the terms of the Merger Agreement and the transactions contemplated thereby are advisable, substantively and procedurally fair to, and in the best interests of the Company and its shareholders, and declared it advisable to enter into the Merger Agreement. Accordingly, the Board of Directors unanimously recommends that the Company’s shareholders tender their Shares to Purchaser in the Offer and, if required by applicable law, approve the adoption of the Merger Agreement.

A more complete description of the Board of Directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 (the “Schedule 14D–9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the shareholders of the Company.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (i) there having been validly tendered in accordance with the terms of the Offer, and not validly withdrawn prior to the Expiration Time a number of Shares which, together with Shares then owned by Parent and Purchaser (if any), represent a majority of the issued and outstanding Shares on a fully diluted basis (the foregoing condition is referred to as the “Minimum Condition”), (ii) the expiration or early termination or attainment prior to the expiration of the Offer of any waiting period or approval applicable to the Offer or the Merger under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the antitrust laws of Germany and Austria and any other material applicable foreign antitrust law (the “Specified Antitrust Laws”), and (iii) Purchaser not being prohibited from consummating the Offer or the Merger by any applicable law or court order. The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

For purposes of the Offer, the words “fully diluted,” when referring to Shares mean, as of any time, the number of Shares outstanding, together with all Shares which the Company would be required to issue pursuant to any then outstanding equity awards or other securities convertible into or exercisable or exchangeable for Shares, whether or not vested, exercisable, convertible or exchangeable and regardless of the terms and conditions thereof. According to the Company, as of April 10, 2012, there were approximately 86,281,412 Shares issued and outstanding, and approximately 7,053,084 Shares issuable with respect to stock options and certain other equity awards. Accordingly, we anticipate that, assuming the foregoing and assuming no additional Shares or equity awards are issued after April 10, 2012, the Minimum Condition would be satisfied if approximately 46,667,250 Shares are validly tendered pursuant to the Offer and not validly withdrawn.

The Merger Agreement provides that, effective upon the acceptance for payment of Shares validly tendered and not withdrawn pursuant to the Offer (the date of acceptance for payment, the “Acceptance Date,” and the time of acceptance for payment on the Acceptance Date, the “Acceptance Time”), Purchaser is entitled to designate a number of directors, rounded up to the next whole number, constituting at least a majority of the directors, to the Board of Directors that is equal to the product of (i) the total number of directors on the Board of Directors (giving effect to the directors appointed or elected as described in this sentence and including current directors serving as officers of the Company as well as the number of the Independent Directors (as defined below) specified below) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its subsidiaries) bears to the number of Shares outstanding. At such time, the Company will, subject to applicable laws, also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board of Directors. Until the Effective Time, the Board of Directors will have at least two members who were members of the Board of Directors immediately prior to the appointment of Parent’s designees who are independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”). If the number of Independent Directors is reduced below two for any reason, the remaining Independent Director(s) will be entitled to designate an individual to fill any vacancy who will be considered to be an Independent Director or, if no Independent Directors remain, the other directors will designate two individuals to fill such vacancies who are neither an officer of the Company nor a designee, shareholder, affiliate or associate of Parent.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the Acceptance Time to approve the Merger without the affirmative vote of any other shareholder of the Company. The Company has agreed, if required, to cause a meeting of its shareholders to be held as promptly as practicable following the Offer for the purposes of considering and taking action upon the approval of the Merger Agreement and the Merger. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer and pursuant to the Top–Up Option (as defined below), if applicable, Purchaser and the Company will take such necessary and appropriate actions in order to consummate the Merger under Section 711 of the Michigan Business Corporation Act (the “MBCA”) without a shareholders’ meeting and without the approval of the Company’s shareholders. See Section 11—“The Merger Agreement.” There are no appraisal rights available in connection with the Offer or the Merger.

The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Time” means 12:00 midnight, New York City time, on Monday, May 14, 2012, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time and date on which the Offer, as so extended (excluding any subsequent offering periods described below), expires; provided, however, that the Expiration Time may not be extended beyond the End Date. The End Date depends on the reason for the extension of the Offer. The “End Date” means July 10, 2012, unless the only conditions to the Offer that have not been satisfied as of such time are that any applicable waiting period or approval under the Specified Antitrust Laws has expired or been earlier terminated or obtained or that there is no governmental law or order preventing consummation of the Offer, in which case the “End Date” means January 10, 2013.

The Offer is conditioned upon the satisfaction of the Minimum Condition and certain other conditions set forth in Section 15—“Certain Conditions of the Offer” (each, a “Tender Offer Condition”). Subject to the provisions of the Merger Agreement, Purchaser may waive any or all of the Offer Conditions (other than the Minimum Condition) without the written consent of the Company.

The Merger Agreement provides that Purchaser will, so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or The Nasdaq Stock Market (“NASDAQ”) or any other stock exchange or automated quotation system that is applicable to the Offer. Pursuant to the Merger Agreement, Purchaser must extend the Offer for one or more successive periods of no more than ten (10) Business Days ending no later than the End Date if any conditions to the Offer have not been satisfied or waived. In addition, if on any Expiration Time the sole Tender Offer Condition remaining unsatisfied is the failure of the waiting period under the HSR Act to have expired or been terminated, then Purchaser must extend the Offer from time to time until the fifth (5th) Business Day after the expiration or termination of the applicable waiting period under the HSR Act.

Following Purchaser’s acceptance of Shares tendered in the Offer, Purchaser may, without the consent of the Company, provide one or more subsequent offering periods in accordance with Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”) immediately following the Expiration Time. A Subsequent Offering Period is an additional period of time of not less than three nor more than twenty (20) Business Days in length, beginning after Purchaser initially accepts for purchase Shares tendered in the Offer, during which time shareholders may validly tender, but not withdraw, their Shares and receive the Per Share Amount. Rule 14d–11 under the Exchange Act provides that Purchaser may provide for a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of twenty (20) Business Days and has expired, (ii) the Offer is for all outstanding shares, (iii) Purchaser accepts and promptly pays for all Shares validly tendered during the Offer prior to the Expiration Time, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time, on the next Business Day after the Expiration Time and immediately begins a Subsequent Offering Period, (v) Purchaser immediately accepts and promptly pays for Shares as they are validly tendered during a Subsequent Offering Period, and (vi) Purchaser offers the same form and amount of consideration to holders of Shares in both the initial offering period and a Subsequent Offering Period. If Purchaser elects to provide for a Subsequent Offering Period, it will announce the Subsequent Offering Period by issuing a press release to a national news service prior to 9:00 A.M., New York City time, on the next Business Day after the previously scheduled Expiration Time.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to extend the Offer if any of the conditions to the Offer have not occurred, (ii) to waive any condition to the Offer (other than the Minimum Condition), or (iii) otherwise amend the Offer in any respect, except for any amendment required to be made to be in compliance with any Law, which amendment is not adverse in any material respect to the Company’s shareholders, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights described under Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next Business Day after the previously scheduled Expiration Time, in accordance with the public announcement requirements of Rule 14e–1(d) under the Exchange Act. Subject to applicable law (including Rules 14d–4(d) and 14d–6(c) under the Exchange Act, which requires that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “Business Day” means any day, other than Saturday, Sunday or a federal holiday, and will consist of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be validly withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e–1(c) under the Exchange Act, which requires that a purchaser making a tender offer promptly pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are validly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of shareholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d–4(d), 14d–6(c) and 14e–1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five (5) Business Days from the date the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) Business Days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Time Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) Business Day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth (10th) Business Day.

The Company has provided Purchaser with the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time pursuant to the Offer promptly after the Expiration Time. Subject to the Merger Agreement and in compliance with Rule 14e–1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e–1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation (a “Book–Entry Confirmation”) of a book–entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book–Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book–entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Certificates or Book–Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e–1(c) under the Exchange Act.

Under no circumstances will interest on the Per Share Amount for Shares be paid to the shareholders, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book–entry transfer into the Depositary’s account at the Book–Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book–Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book–entry transfer described below and a Book–Entry Confirmation must be received by the

Depositary, in each case prior to the Expiration Time (except with respect to a Subsequent Offering Period, if it is provided), or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book–Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book–Entry Transfer Facility for purposes of the Offer within two (2) Business Days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book–Entry Transfer Facility may make a book–entry delivery of Shares by causing the Book–Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book–Entry Transfer Facility in accordance with the Book–Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book–entry transfer at the Book–Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book–Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book–Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book–Entry Confirmation, that states that the Book–Entry Transfer Facility has received an express acknowledgment from the participant in the Book–Entry Transfer Facility tendering the Shares that are the subject of such Book–Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For Shares to be validly tendered during a Subsequent Offering Period, if it is provided, the tendering shareholder must comply with the foregoing procedures, except that required documents and certificates must be received during a Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book–Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad–15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such shareholder’s Shares are not immediately available or the shareholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Time; or such shareholder cannot complete the procedure for delivery by book–entry transfer on a timely basis, the Shares may nevertheless be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•

the Certificates (or a Book–Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book–Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book–Entry Transfer Facility.

The method of delivery of Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book–Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book–entry transfer, receipt of a Book–Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser with respect to those Shares. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Shareholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser, and each of them, as such shareholder’s attorneys–in–fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of shareholders.

Information Reporting and Backup Withholding. The purchase of the Shares is generally subject to information reporting. Information disclosed on an IRS Form W-8 by non-United States Holders may be disclosed to the local tax authorities of the non-United States Holder under an applicable tax treaty or a broad information exchange agreement. Under the “backup withholding” provisions of United States federal income tax law, the Depositary (or the payor) may be required to withhold and pay over to the United States Internal Revenue Service (“IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser to a shareholder pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to shareholders of the Per Share Amount of Shares purchased pursuant to the Offer, each United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must provide the Depositary with such shareholder’s correct taxpayer identification number (“TIN”) and certify that such shareholder is not subject to backup withholding by completing the IRS Form W–9 included in the Letter of Transmittal, or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W–9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain shareholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each tendering non–United States Holder (e.g., a non–resident alien or foreign entity) must submit an appropriate properly completed executed original IRS Form W–8 (a copy of which may be obtained from the Depositary or www.irs.gov) (and associated documentation, if applicable) certifying, under penalties of perjury, to such non–United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase prior to the

Expiration Time. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book–entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book–Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4 before the Expiration Time or at any time after the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re–tendered at any time prior to the Expiration Time or during a Subsequent Offering Period (if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period, if it is provided, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax–exempt organization;

•	a retirement plan or other tax–deferred account;

•	a partnership, an S corporation or other pass–through entity (or an investor in a partnership, S corporation or other pass–through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark–to–market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person who acquired Shares through the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation for services;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate, certain former citizens or long-term residents of the United States; or

•	any holder of Shares that entered into the Support Agreement as part of the transactions described in this Offer to Purchase.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non–income tax consequences, and tax consequences under state, local or non-United States tax laws or tax treaties.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long–term capital gain or loss if such United States Holder’s holding period for the Shares is more than one (1) year at the time of the exchange. Long–term capital gain recognized by certain non-corporate holders generally is subject to tax at a lower rate than short–term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently 28%) unless the applicable United States Holder provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W–9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W–9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Non–United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non–United States Holder of Shares. The term “non–United States Holder” means a beneficial owner of Shares that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to non–United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non–United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non–United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass–through entities that are subject to special treatment under the Code; and

•	non–United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Subject to the discussion on “—Backup Withholding Tax” below, payments made to a non–United States Holder with respect to Shares exchanged for cash pursuant to the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non–United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States–source losses from sales or exchanges of other capital assets recognized by the holder during the taxable year.

Backup Withholding Tax

A non–United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless, generally, the non–United States Holder certifies under penalties of perjury on an applicable IRS Form W–8 that such non–United States Holder is not a United States person, or such non–United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary. Each non-United States Holder should complete, sign and provide to the Depositary an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non–United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, local, foreign or other tax laws.

6. Price Range of Shares; Dividends.

The Shares are listed on NASDAQ under the symbol “XRIT.” The Shares have been listed on NASDAQ since April 1, 1986. The following table sets forth for the indicated periods the high and low sales prices per Share as reported on NASDAQ since January 1, 2010.

	High	Low
Year Ended 2010:
First Quarter	$3.50	$2.04
Second Quarter	$3.98	$3.05
Third Quarter	$3.84	$3.19
Fourth Quarter	$4.75	$3.61
Year Ended 2011:
First Quarter	$4.89	$3.83
Second Quarter	$5.08	$4.28
Third Quarter	$5.03	$3.26
Fourth Quarter	$4.87	$3.53
Year Ending 2012:
First Quarter	$4.81	$3.95
Second Quarter (through April 16, 2012)	$5.55	$3.98

On April 9, 2012, the last trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of Shares reported on NASDAQ was $4.00 per share; therefore, the Per Share Amount of $5.55 per share represents a premium of approximately 39% over such price. On April 16, 2012, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on NASDAQ was $5.52 per share.

Shareholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Company has not paid any cash dividends on its capital stock since 2007. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Shares unless consented to by Parent in writing.

7. Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10–K for the fiscal year ended December 31, 2011, and is qualified in its entirety by reference to such report.

General. The Company is a Michigan corporation with corporate headquarters located at 4300 44th Street S.E., Grand Rapids, Michigan 49512. The Company’s telephone number at its corporate headquarters is (613) 803-2100. The Company is a global leader in color science and color technology. The Company develops, manufactures, markets and supports innovative color solutions through measurement instrumentation systems, software, color standards and services, as described below in the product overview section. The Company serves a range of markets including printing, packaging, photography, graphic design, video, automotive, paints, plastics, and textiles.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at http://www.xrite.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8. Certain Information Concerning Parent and Purchaser.

General. Parent is a Delaware corporation with its principal executive offices located at 2200 Pennsylvania Ave. N.W., Suite 800W, Washington D.C. 20037-1701. The telephone number of Parent is (202) 828-0850.

Parent designs, manufactures and markets professional, medical, industrial and commercial products and services, which are typically characterized by strong brand names, innovative technology and major market positions. Parent’s research and development, manufacturing, sales, distribution, service and administrative facilities are located in more than 50 countries.

Purchaser is a Michigan corporation with its principal offices located at 2200 Pennsylvania Ave. N.W., Suite 800W, Washington D.C. 20037-1701. The telephone number of Purchaser is (202) 828-0850. Purchaser is a wholly-owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five (5) years for each director of Parent and Purchaser and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five (5) years of each of the executive officers of Parent and Purchaser and certain other information are set forth in Schedule I hereto.

Certain Relationships Between Parent, Purchaser and the Company. Except as described in this Offer to Purchase, (i) none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority–owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser nor, to the best knowledge of Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

In March 2011, the Company and a subsidiary of Parent, EskoArtwork, began discussing cooperation on commercial arrangements relating to the Company’s Pantone LIVE product. Parent acquired EskoArtwork in March 2011. The Company and EskoArtwork entered into a Development, License and Distribution Agreement with respect to the Company’s Pantone LIVE product on February 23, 2012, which was the culmination of long-standing discussions between the Company and EskoArtwork in 2011 and early 2012. The representatives of Parent who negotiated the Merger Agreement were not involved in the negotiations of such agreement between the Company and EskoArtwork. There have been no payments to or from the parties under such agreement through the date of this Offer to Purchase. The Company and EskoArtwork are also in the process of negotiating an OEM agreement relating to the Company’s Pantone LIVE product, which agreement has not been entered into as of the date of this Offer to Purchase. The parties believe that these agreements are ordinary course commercial agreements, and neither Parent nor the Company believes such agreements are material to either party.

Except as provided in the Merger Agreement and the Support Agreements or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, or their subsidiaries, nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement and the Support Agreements or as otherwise described in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two (2) years.

None of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d–3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Parent is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1–800–SEC–0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213 at prescribed rates.

9. Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and to consummate the Merger is approximately $508 million, including related transaction fees and expenses. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause Purchaser to have sufficient funds available to consummate such transactions. Parent expects to obtain the necessary funds from existing cash balances.

Purchaser does not think its financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

Purchaser, through its parent company, Parent, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable; and

•

if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger and Purchaser, through its parent company, Parent, will have sufficient funds available to consummate the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

Parent continuously explores opportunities to expand its business platforms. Several years ago it identified the color management business as an area of potential expansion and identified the Company as a potential acquisition candidate.

In 2008, Parent participated in a process conducted by the Company and its advisors to explore certain strategic and financial alternatives, including minority investments in the Company or a potential sale of the Company. Parent engaged in discussions with the Company and its advisors and submitted alternative non-binding proposals to make a minority investment or to acquire all of the outstanding Shares of the Company. The Company decided to pursue other alternatives.

In March 2011, the Company and a subsidiary of Parent, EskoArtwork, began cooperation on the Company’s Pantone LIVE product. Parent acquired EskoArtwork in March 2011. Over the course of the next several months in 2011 and early 2012, members of EskoArtwork’s management participated in meetings with the Company, including members of the Company’s senior management, regarding the Pantone LIVE product.

On or about January 9, 2012, a representative of Centerview Partners (“Centerview”) informed Parent that the Company had engaged Centerview to assist the Company in its exploration of strategic alternatives.

On January 10, 2012, Centerview provided Parent with a draft confidentiality agreement.

During the period from January 10 through January 30, 2012, representatives of Parent, on the one hand, and representatives of Centerview and Winston & Strawn LLP, legal counsel to the Company (“Winston & Strawn”), on the other, negotiated the confidentiality agreement. Parent and the Company executed the confidentiality agreement on January 30, 2012.

On February 1, 2012, certain senior executives of Parent, including H. Lawrence Culp, Jr., Chief Executive Officer, Daniel L. Comas, Executive Vice President and Chief Financial Officer, William K. Daniel, II, Executive Vice President, and Daniel A. Raskas, Senior Vice President of Corporate Development, met with certain senior executives of the Company, including the Company’s Chief Executive Officer, Chief Financial Officer, Executive Vice-President and Chief Technology Officer, President Asia Pacific Region and Senior Vice President and Pantone General Manager. The Company’s executives made a presentation concerning the Company’s business.

On February 6, 2012, Centerview circulated a process letter to Parent requesting the submission of a non-binding written indication of interest for a potential acquisition of 100% of the Company’s outstanding Shares by February 15, 2012.

During the period from February 7 through February 15, 2012, representatives of Parent, including certain of its external advisors, conducted due diligence on the Company. As part of Parent’s due diligence process, representatives of Parent held discussions by teleconference with members of the Company’s senior management.

On February 15, 2012, Parent delivered to Centerview a non-binding indication of interest to acquire the Company at a proposed purchase price of $5.25 per Share. Parent’s proposal was subject to, among other things, the satisfactory completion of Parent’s due diligence investigation, the negotiation and execution of a mutually acceptable definitive transaction agreement, and the approval of the transactions by Parent’s boards of directors.

On February 17, 2012, a representative of Centerview contacted Parent and expressed disappointment in Parent’s proposed purchase price of $5.25 per Share. Centerview informed Parent that formal feedback regarding Parent’s non-binding indication of interest would not be provided for two weeks. Further discussions between

Parent and Centerview were held on February 24 and February 27, 2012, with Centerview referencing other bidders and inquiring as to Parent’s willingness to raise its valuation if such increased valuation were supported by further due diligence. The representative of Centerview also stated that a meeting of the Board of Directors was scheduled for February 29, 2012.

On February 29, 2012, Centerview informed Parent that Parent has been invited into the next round of the process and that further due diligence materials would be made available to Parent. Centerview reiterated the need for Parent to improve on its prior proposal of $5.25 per Share in order to be successful in the process.

During the period from February 29 through April 5, 2012, Parent’s representatives, including its external advisors, conducted due diligence on the Company utilizing information provided by the Company. Visits by representatives of Parent to the Company’s facilities also took place during this time, including visits to the Company’s facilities in Grand Rapids, Michigan, Regensdorf, Switzerland, and Carlstadt, New Jersey, and one of the Company’s contract manufacturing facilities in Shenzhen, China. Representatives of Parent also held due diligence discussions with members of the Company’s senior management by teleconference and at meetings in Grand Rapids, Michigan.

On March 12, 2012, the Company made available to Parent an initial draft of a merger agreement relating to an acquisition of the Company by Parent.

On or about March 15, 2012, Parent engaged Kirkland & Ellis LLP (“Kirkland & Ellis”) to act as legal counsel in connection with its evaluation of a potential transaction involving the Company.

On March 19, 2012, Centerview circulated a new process letter to Parent requesting that Parent submit a proposal on April 5, 2012, for the acquisition of 100% of the outstanding Shares of the Company. The letter further requested that Parent submit with its proposal a revised draft of the merger agreement that Parent would be prepared to execute.

On March 19, 2012, Mr. Daniel and Thomas Vacchiano, the Company’s Chief Executive Officer, spoke telephonically about, among other things, the strategic fit of the two businesses and the potential benefits to the Company’s business of entering into a strategic transaction with Parent. Messrs. Daniel and Vacchiano held a similar discussion at a meeting in Wood Dale, Illinois on April 2, 2012. On neither occasion did Messrs. Daniel and Vacchiano discuss with each other the terms of any potential acquisition or any potential employment arrangements between Parent and management of the Company.

On April 3, 2012, members of Parent’s management provided Parent’s board of directors with an update on the terms of a proposed transaction with the Company, and Parent’s board of directors approved a potential transaction with the Company on terms to be finalized by management of Parent.

On April 4, 2012, Parent informed Centerview that Parent would be submitting to the Company, the next day, a marked version of the proposed merger agreement, and would submit a proposed purchase price per Share on April 9, 2012. Parent indicated that, subject to reaching agreement on price and mutually acceptable definitive agreements, it believed it would be in a position to sign a definitive merger agreement and announce it publicly on the morning of April 10, 2012.

On April 5, 2012, Kirkland & Ellis, on Parent’s behalf, provided to the Company comments to the initial draft of the merger agreement in accordance with process letter previously circulated by Centerview. Kirkland & Ellis also provided to the Company a draft of the tender and support agreement that Parent expected the three principal shareholders, OEPX, Sagard and Tinicum, would execute in connection with the proposed transaction.

On April 6, 2012, a representative of Centerview informed Parent that Parent needed to provide a proposed purchase price that afternoon in order for Parent’s proposal to be considered by the Company.

On the afternoon of April 6, 2012, Parent submitted a proposal of $5.50 per Share for all outstanding Shares, subject to the negotiation of satisfactory definitive agreements, and Parent’s proposal indicated that it would expire on the evening of April 6, 2012, unless Parent was granted a short exclusivity period through April 10, 2012 to determine if a definitive agreement could be reached.

On the evening of April 6, 2012, a representative of Centerview informed a representative of Parent that the Company was interested in working towards a potential transaction with Parent but that Parent should consider increasing its price to $5.60 per Share. Later on the evening of April 6, 2012, Parent submitted a revised offer of $5.55 per Share, subject to the same conditions described above. After receiving the revised offer of $5.55 per Share, the Company agreed to grant exclusivity to Parent through April 10, 2012. Winston & Strawn delivered comments on the revised merger agreement to Kirkland & Ellis that evening.

On April 7, 2012, Winston & Strawn delivered comments on the draft tender and support Agreement to Kirkland & Ellis. Such comments had been provided to Winston & Strawn by representatives of OEPX, Sagard and Tinicum.

During the period from April 7 through April 10, 2012, the management teams and legal and financial advisors of the Company and Parent continued negotiations regarding the terms of the merger agreement, the tender and support agreements and related documents, including with respect to the number of Shares to be covered by the tender and support agreements and the circumstances under which the tender and support agreements would be terminated, the terms of the Company’s non-solicitation covenants, the circumstances under which Parent could terminate the merger agreement, and the amount of the break-up fee which Company would be obligated to pay if the merger agreement was terminated under certain circumstances. During that period, a number of drafts of the merger agreement, tender and support agreements and related documents were negotiated and exchanged between the parties. Parent and its advisors also conducted confirmatory due diligence during this period. Neither Parent nor Kirkland & Ellis discussed the proposed transaction or the tender and support agreement directly with representatives of OEPX, Sagard or Tinicum.

During the negotiations described in the preceding paragraph, Parent informed representatives of the Company of its position that all of the Shares owned by each of OEPX, Sagard and Tinicum should be covered by the tender and support agreements. Winston & Strawn informed Kirkland & Ellis that OEPX, Sagard and Tinicum would not under any circumstances agree that all of their Shares would be covered by the tender and support agreements. After a number of discussions among the parties with respect to these issues, Parent agreed to proceed with the transaction even though the three principal shareholders were only willing to agree that Shares held by them representing approximately 40% of the outstanding Shares would be covered by the tender and support agreements and that the tender and support agreements would terminate upon a termination of the merger agreement (including in connection with a termination to enter into a superior proposal).

On April 9, 2012, the Company informed Parent that the Board of Directors had unanimously determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders, and had unanimously approved the Merger Agreement.

The Merger Agreement and the Support Agreements were executed on the morning of April 10, 2012. The parties issued separate press releases announcing the transaction later that morning. A copy of Parent’s press release is attached as an exhibit to the Schedule TO and is incorporated herein by reference. Information in this section regarding telephone conversations, meetings and other contacts or activities that did not involve Parent, the board of directors of Parent or representatives of Parent has been furnished by the Company.

11. The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99(d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning the Company.” Capitalized terms used but not defined herein will have the respective meanings given to them in the Merger Agreement. Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement, and in any event within five (5) Business Days following the date of the Merger Agreement.

The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for any Shares validly tendered and not validly withdrawn on or prior to the Expiration Time will be subject only to the satisfaction of the conditions set forth in Annex I of the Merger Agreement (the “Tender Offer Conditions”), which includes the satisfaction of the Minimum Condition. The Tender Offer Conditions are for the sole benefit of Parent and Purchaser, and Parent or Purchaser may waive, in whole or in part, at any time or from time to time, in their sole discretion, the Tender Offer Conditions, other than the satisfaction of the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company. Parent and Purchaser expressly reserve the right to increase the Per Share Amount or to waive or to modify the terms or conditions of the Offer, except that, without the prior written consent of the Company, neither Parent nor Purchaser may (i) decrease the Per Share Amount, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) waive or amend satisfaction of the Minimum Condition, (v) impose additional conditions to the Offer, (vi) decrease the time period during which the Offer shall remain open, (vii) modify or amend the Tender Offer Conditions (other than to waive such Tender Offer Conditions (other than the Minimum Condition)) or (viii) modify or amend any other term of the Offer, except for any amendment required to be made to be in compliance with any Law, which amendment is not adverse to the Company’s shareholders.

The Merger Agreement provides that the Offer will initially expire at 12:00 midnight, New York City time, on the twenty (20th) Business Day following (and including the day of) the commencement of the Offer, unless the period is extended pursuant to and in accordance with the terms of the Merger Agreement.

Extensions of the Offer. Purchaser is required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ. So long as the Offer and the Merger Agreement have not been terminated pursuant to the terms of the Merger Agreement, Purchaser must extend the Offer for one or more successive periods of no more than ten (10) Business Days ending no later than the End Date if any Tender Offer Conditions have not been satisfied or waived. In addition, if on any Expiration Time the sole Tender Offer Condition remaining unsatisfied is the failure of the waiting period under the HSR Act to have expired or been terminated, then Purchaser must extend the Offer from time to time until the fifth (5th) Business Day after the expiration or termination of the applicable waiting period under the HSR Act.

After the Expiration Time, Purchaser will, subject solely to the satisfaction or waiver (to the extent permitted by the Merger Agreement) by Purchaser of the Tender Offer Conditions, accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer and promptly pay for such Shares. Parent shall, or shall cause Purchaser to, provide or cause to be provided to the Paying Agent (as defined below) on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer. Purchaser may, following acceptance for payment of tendered Shares, if Parent does not acquire a number of Shares sufficient to enable a short form merger, provide one or more “subsequent offering periods” for the Offer of not less than three (3) Business Days nor more than twenty (20) Business Days in the aggregate in accordance with Rule 14d–11 under the Exchange Act; provided that Purchaser shall, and Parent shall cause Purchaser to, immediately accept and promptly pay for all Shares tendered during each such subsequent offering period, in each case in accordance with Rule 14d-11 under the Exchange Act.

Recommendation. The Company has represented in the Merger Agreement that the Board of Directors, at a meeting duly held, has unanimously adopted resolutions (i) determining that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair and in the best interests of the Company and its shareholders (including under Article VII of the Company’s Articles of Incorporation), (ii) declaring it advisable to enter into the Merger Agreement, (iii) approving the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger (including under Article VII of the Company’s Articles of Incorporation), (iv) recommending that the shareholders of the Company tender their Shares in the Offer or otherwise approve the adoption of the Merger Agreement (the “Recommendation”), (v) directing that, to the extent required by the MBCA, the Merger Agreement and the Merger be submitted for consideration of the shareholders of the Company, (v) rendering any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations (collectively, “Takeover Laws”) and the limitations on business combinations contained in Section 780 of the MBCA and Article VI of the Company’s Articles of Incorporation (including determining that the Merger Agreement is a “memorandum of understanding” under Paragraph B of such Article) inapplicable to the Offer, the Merger, the Merger Agreement, the Support Agreements and the transactions contemplated thereby, and (vi) authorizing and approving the Top-Up Option (as defined below) and the issuance of the Top-Up Shares (as defined below) thereunder.

The Board of Directors. The Merger Agreement provides that, effective upon the acceptance for payment by Parent or Purchaser for all Shares validly tendered and not withdrawn pursuant to the Offer which represent at least a majority of the Shares outstanding on a fully diluted basis, Parent is entitled to designate a number of directors, rounded up to the next whole number, constituting at least a majority of the directors, to the Board of Directors that is equal to the product of (i) the total number of directors on the Board of Directors (giving effect to the directors appointed or elected as described in this sentence and including current directors serving as officers of the Company as well as the number of the Independent Directors specified below) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent or any Affiliate of Parent (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its subsidiaries) bears to the number of Shares outstanding. Until the Effective Time, the Board of Directors must have at least two members who were members of the Board of Directors on the date of the Merger Agreement who are Independent Directors. If the number of Independent Directors is reduced below two for any reason, the remaining Independent Director(s) will be entitled to designate an individual to fill any vacancy who will be considered to be an Independent Director or, if no Independent Directors remain, the other directors will designate two individuals to fill such vacancies who are independent who are neither an officer of the Company nor a designee, shareholder, affiliate or associate of Parent. At such time, the Company will, subject to applicable laws, also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board of Directors, the board of directors of each of the subsidiaries and each committee of such board of directors of each of the subsidiaries. The Company shall take all reasonable action necessary to cause Parent’s designees to be so elected including, upon request by Parent, subject to the Company’s Articles of Incorporation, promptly increasing the size of the Board of Directors or exercising its best efforts to secure the resignations of such number of directors as is necessary.

From and after the time, if ever, that Parent’s designees constitute a majority of the Board of Directors and prior to the Effective Time, any amendment or termination of the Merger Agreement on behalf of the Company, any exercise or waiver of any of the Company’s rights or remedies under the Merger Agreement, any action taken by the Company in connection with the Merger Agreement and the transaction contemplated thereby that would require action taken by the Board of Directors or any approval or any other action by the Company which would adversely affect the interests of the shareholders of the Company (other than Parent or Purchaser) with respect to the Merger Agreement or the transactions contemplated thereby, will require the majority vote of the Independent Directors.

Top–Up Option. Pursuant to the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top–Up Option”) to purchase at the Per Share Amount up to the number of newly-issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares held by Parent and Purchaser at the time of such exercise, will constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis. The Top-Up Option is exercisable only once, in whole or in part, at any time at or after the Acceptance Time, but the Top-Up Option is not exercisable for a number of Shares in excess of the Shares authorized and unissued or held in the treasury of the Company at the time of exercise of the Top-Up Option. At the closing of the purchase of Top-Up Shares, the aggregate purchase price owed by Purchaser to the Company for the Top-Up Shares must be paid to the Company at Parent’s election, either (i) entirely in cash, by wire transfer of same-day funds or (ii) by (A) paying in cash by wire transfer of same-day funds an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) issuing to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash for the aggregate par value of the Top-Up Shares. The promissory note (i) shall bear interest at a rate per annum equal to the prime lending rate prevailing from time to time during such period as published in the Wall Street Journal, (ii) shall mature on the first anniversary of the date of execution of the promissory note, (iii) shall be full recourse to Parent and Purchaser, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty, and (v) shall have no other material terms. The Company shall cause to be issued to Purchaser a certificate representing the Top-Up Shares or, if the Company does not then have certificated Shares, the applicable number of book-entry Shares. Such certificates or book-entry Shares may include any legends that are required by Federal or state securities Laws.

Short–Form Merger. If, at any time following the Acceptance Date, Parent, or any direct or indirect subsidiary of Parent, owns at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, the parties to the Merger Agreement must, subject to the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction of such threshold, without a meeting of shareholders of the Company, in accordance with Section 711 of the MBCA.

The Merger. The Merger Agreement provides that, following completion of the Offer, on the terms and conditions of the Merger Agreement, and in accordance with the MBCA, at the Effective Time:

•	Purchaser will be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser will cease; and

•	the Company will continue its corporate existence under Michigan law as the Surviving Corporation.

Articles of Incorporation; By–laws; Directors and Officers of the Surviving Corporation. At the Effective Time, the Company’s articles of incorporation will be amended and restated in its entirety to read identically to the articles of incorporation of Purchaser as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “X-Rite, Incorporated,” and the Bylaws of Purchaser as in effect immediately prior to the Effective Time will become the Bylaws of the Surviving Corporation, except that references to Purchaser’s name shall be replaced by references to “X-Rite, Incorporated.” The directors of Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation and the officers of the Company will become the officers of the Surviving Corporation.

Merger Closing Conditions. The obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	unless a short-form merger is consummated pursuant to Section 711 of the MBCA, the approval of the Merger, if required, by the requisite vote of the shareholders of the Company;

•	Purchaser (or Parent on Purchaser’s behalf) having accepted for purchase the Shares validly tendered and not validly withdrawn pursuant to the Offer;

•	the termination or expiration of the waiting period (and any extension thereof) applicable to the Merger under the HSR Act; and

•	the consummation of the Merger is not prohibited or prevented by any order of any governmental entity.

Merger Consideration. Each Share issued and outstanding immediately prior the Effective Time (other than Shares held by Parent or Purchaser) will automatically be converted into the right to receive the Per Share Amount in cash, without interest (less any applicable withholding taxes or deductions). All Shares converted into the right to receive the Per Share Amount will automatically be cancelled and cease to exist and the holders of such Shares will cease to have any rights with respect to such Shares other than the right to receive the Per Share Amount.

Payment for Shares. Parent will designate a U.S. bank or trust company (the “Paying Agent”) that is approved in advance by the Company to make payment, to be held in trust for the benefit of the holders of the Shares, the Company Stock Options (as defined below) and the Company Equity Awards (as defined below), an amount in cash in U.S. dollars sufficient to pay the aggregate Merger Consideration and the Option and Stock-Based Consideration (as defined below).

As soon as reasonably practicable after the Effective Time (and in any event not later than two (2) Business Days), the Paying Agent will mail to each holder of record of Shares whose Shares were converted into the Merger Consideration a letter of transmittal and instructions advising the shareholders how to surrender Certificates in exchange for the Merger Consideration. The Paying Agent will send a check to each holder in an amount equal to the product of (x) the number of such holder’s Shares multiplied by (y) the Merger Consideration upon receipt of surrendered Certificates (or, if such Shares are held in book–entry or other uncertificated form, upon the entry through a book–entry transfer agent of the surrender of the Shares on a book–entry account statement) and a signed letter of transmittal and any other items specified by the letter of transmittal. Interest will not be paid or accrue in respect of the Merger Consideration. The Surviving Corporation will reduce the amount of the Merger Consideration paid to any shareholder in respect of such shareholder’s Shares by any applicable withholding taxes or deductions.

Any cash deposited with the Paying Agent that is not claimed within twelve (12) months following the Effective Time will be delivered to the Surviving Corporation upon demand. Any former shareholders who have not surrendered their Shares will thereafter look only to Surviving Corporation for payment of their claims for the Merger Consideration and, if applicable, Option and Stock-Based Consideration, without any interest thereon, upon due surrender of their Shares or, if applicable, such Company Stock Options or Company Equity Awards.

In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or Parent, the posting by such person of a bond in customary amount as indemnity against any Claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

Treatment of Options and Other Stock-Based Awards. Immediately prior to the closing of the Merger, each outstanding option to purchase Shares, whether vested or vested (collectively, the “Company Stock Options”) will be cancelled and the holder of such Company Stock Options will receive from the Surviving Corporation or the Paying Agent an amount (less any applicable withholding taxes or deductions) in cash equal to the product of the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Stock Option multiplied by the total number of Shares subject to such Company Stock Option, if the award would otherwise vest solely upon the continued employment of the holder. If the exercise price per Share of any such Company Stock Option is equal to or greater than the per share Merger Consideration, such Company Stock Option will be canceled without any cash payment being made in respect thereof. Immediately prior to the closing of the Merger, each outstanding award of restricted stock, restricted stock units and other equity-based awards excluding Company Stock Options (collectively, the “Company Equity Awards”) will vest either (i) in full, if the Company Equity Award would otherwise vest upon the continued employment of the holder or (ii) as if the target level of performance had been achieved, if the award would otherwise vest, in whole or in part, upon any criteria other than solely by the continued employment of the holder. The vested Company Equity Awards will then be converted into the right to receive the Merger Consideration (less any applicable withholding taxes or deductions) (such amount, along with the aggregate amount of payment to the holders of the Company Stock Options, the “Option and Stock-Based Consideration”). At the closing of the Merger, all Company Equity Awards and all Company Stock Options, whether or not vested, will no longer be outstanding and will automatically cease to exist, without any action on the part of any parties, and each holder of a Company Equity Award or a Company Stock Option will cease to have any rights with respect thereto, except the right to receive the Option and Stock-Based Consideration. As soon as reasonably practicable after the closing of the Merger (and in any event not later than two (2) Business Days), the Surviving Corporation or the Paying Agent will pay to each holder of a Company Stock Option or a Company Equity Award, a check in an amount due in payable in respect of such Company Stock Option or Company Equity Award.

Treatment of Employee Stock Purchase Plan. The Company will terminate any outstanding rights to purchase Shares pursuant to the Company’s employee stock purchase plan immediately following the end of the Purchase Period (as defined in the plan) in effect on the date of the Merger Agreement and all amounts allocated to a participant’s account under such plan at the Effective Time will then be used to purchase whole Shares at the applicable price determined under the terms of such plan. Each participant’s right to purchase Shares under the employee stock purchase plan will terminate immediately following the end of the current purchase period. The plan will terminate immediately prior to the Effective Time and no further purchase rights will be granted or exercised thereafter.

Representations and Warranties. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The purpose of this summary of the Merger Agreement is to provide the Company’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s or Parent’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser and by Parent to the Company in connection with the signing of the Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The Company’s shareholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to the Company, such as organization, qualification, standing and corporate power;

•	its subsidiaries;

•	its capital stock and investments in other entities;

•	the expiration of the Company’s rights plan (or “poison pill”);

•	the termination of certain key agreements with shareholders;

•	authority to enter into, and the enforceability of, the Merger Agreement and the Company’s obligations thereunder;

•	required consents and approvals, and no violation of agreements, governance documents or laws;

•	public SEC filings, financial statements, internal controls and compliance with the U.S. Sarbanes-Oxley Act of 2002, as amended;

•	the absence of undisclosed liabilities;

•	compliance with laws and regulations, and possession of permits;

•	labor and employee matters and benefit plans;

•	the absence of certain changes or events;

•	the absence of investigations and litigations;

•	the accuracy of the documents relating to the Offer, Schedule 14D-9, Proxy Statement and certain other documents that may be filed by the Company in connection with the Merger Agreement;

•	tax matters;

•	intellectual property;

•	assets and properties, including owned real property;

•	the opinion of the Company’s financial advisor;

•	the vote required for the approval of the Merger Agreement and the Merger;

•	material contracts;

•	environmental matters;

•	finders’ and brokers’ fees and expenses; and

•	the absence of affiliate relationships.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, change, occurrence, development, circumstance or effect (each, an “Event”) that (x) is, or would reasonably be expected to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, but does not include: an Event to the extent resulting from (A) changes in general legal, tax, economic, political and/or regulatory conditions, including any changes generally effecting the securities, credit or financial markets in general, (B) an Event generally affecting the industry or industries in which the Company and its subsidiaries operate, including general changes in law or regulation across such industries, (C) the announcement of the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), including any adverse change in customer, employee, supplier, financing source, licensor, licensee, joint venture partner or similar relationship arising therefrom, including as a result of the identity of Parent or any of its affiliates as the acquirer of the Company, (D) the taking of any specific action expressly required by the Merger Agreement, or action taken, or failure to act, to which Parent has consented in writing, (E) conditions arising out of acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing on the date of the Merger Agreement, (F) changes in GAAP or the interpretation thereof, (G) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Merger Agreement or the transactions contemplated thereby, (H) any failure by the Company to meet internal or published projections, forecasts or revenue or earning predictions for any period ending on or after the date of the Merger Agreement, in and of itself, or (I) a decline in the price or average daily trading volume of the Shares on NASDAQ or any other trading market, in and of itself; provided that any of the underlying causes of such changes or failure in clauses (H) or (I) above shall not be excluded from the determination of a Company Material Adverse Effect by virtue of such clauses; and provided further that, nothwithstanding the foregoing, any matter described in clauses (A), (B), (E) or (F) above will not be excluded from the determination of a Company Material Adverse Effect to the extent that such matter disproportionately affects the Company and the subsidiaries, taken as a whole, as compared to other companies that conduct business in the industry or industries in which the Company and its subsidiaries conduct business or (y) would prevent the consummation of the Offer or the Merger.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other things:

•	corporate matters related to Parent and Purchaser, such as organization, qualification, standing and corporate power;

•	Parent’s subsidiaries;

•	authority to enter into, and the enforceability of, the Merger Agreement and Purchaser’s and Parent’s obligations thereunder;

•	required consents and approvals, and no violation of agreements, governance documents or laws;

•	the absence of certain investigations and litigation;

•	the accuracy of the documents relating to the Offer filed by Parent with the SEC;

•	the availability of funds to complete the Offer and the Merger;

•	the solvency of the Surviving Corporation after the Effective Time;

•	Parent, Purchaser and their affiliates not being “interested shareholders” as such term is defined in 778(2) of the MBCA;

•	the capitalization and operations of Purchaser;

•	the vote required for the approval of the Merger Agreement, the Offer and the Merger;

•	public SEC filings and financial statements of Parent;

•	absence of agreements between Parent or Purchaser and any officers or directors of the Company; and

•	finders’ and brokers’ fees and expenses.

Conduct of Business of the Company. The Merger Agreement provides that, except as set forth in the disclosure schedules to the Merger Agreement, contemplated or permitted by the Merger Agreement, required by law or the regulations or requirements of NASDAQ, or agreed to in writing by Parent, during the period from the date of the Merger Agreement to the earlier of the Effective Time or the termination of the Merger Agreement, the Company shall, and shall cause each of its subsidiaries to:

•	conduct its business in the ordinary course consistent with past practice; and

•

use commercially reasonable efforts to preserve their respective business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, employees and business associates.

In addition, during that same period, except as set forth in the disclosure schedules to the Merger Agreement, contemplated or permitted by the Merger Agreement, required by law or the regulations or requirements of NASDAQ, or agreed to in writing by Parent, the Company shall not, and shall not permit any of its subsidiaries to, take certain actions with respect to the following, subject to specified thresholds and exceptions:

•	declare, set aside, make or pay dividends or other distributions;

•	merge or consolidate with any other person;

•

split, combine or reclassify any of its capital stock or other equity interests, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

•	acquire or purchase any other person (including by merger, consolidation, or acquisition of equity interests or assets);

•

make any loans, advances or capital contributions to, or investments in, any person (including officers, directors, employees, agents or consultants) or redeem, repurchase, discharge, cancel, incur, assume, guarantee, prepay or otherwise acquire, become liable for or modify the terms of any indebtedness for borrowed money;

•

increase the compensation or other benefits or enter into any new employment, bonus, severance, retention, retirement or similar agreement with, or accelerate the vesting or payment of or take action to fund any compensation payable or benefits to become payable or provided to, any employee, consultant, current or former officer;

•

enter into any contract that contains a change of control or similar provision that that would require a payment to the other party or parties thereto in connection with the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

•

issue, sell, deliver, grant or commit to issue, sell, deliver or grant any equity or equity-based awards or terminate, increase benefits under or materially amend any existing, adopt any new, Company Benefit Plan or any other employee benefit arrangement or pay, or hire any new employee;

•

change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, or revalue any of its material assets;

•	settle, release, waive or compromise any material pending or threatened litigation or other proceedings;

•	adopt any amendments to the Company’s articles of incorporation or bylaws or adopt any material amendments to the organizational or governing documents of any of the Company’s subsidiaries;

•

issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize or propose the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of stock or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights to acquire stock in the Company or any subsidiaries;

•	purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares;

•

waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any Company benefit plan or authorize cash payments in exchange for any options granted under any Company benefit plan;

•	make or authorize capital expenditures in excess of the annual budgeted capital expenditures;

•

enter into, terminate, materially amend, modify, waive any material term of or any material default under, or release, settle or compromise any material claim or liability or obligation under any material contract;

•	enter into any derivative financial instruments;

•

transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber, or subject to any material lien (other than permitted liens) or otherwise dispose of any of its material properties or assets, including the capital stock of subsidiaries and intellectual property;

•	sell, transfer, lease, license, mortgage, encumber or otherwise dispose of any Company intellectual property to any person;

•	enter into, terminate, amend, renew or extend any material collective bargaining agreement or other labor agreement;

•	cancel or fail to renew, without reasonable substitutes, any material insurance policy;

•

make or change any material tax election, adopt or change any material tax accounting method, settle, compromise or consent to any material tax claim or assessment for an amount in excess of the reserve, surrender any right to claim a material refund of taxes that was reserved for on the Company’s books; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

No Solicitation. The Company has agreed that, subject to exceptions described below, at all times during the period from the date of the Merger Agreement to the earlier of the Effective Time or the termination of the Merger Agreement, the Company will not, will cause its subsidiaries not to and use reasonable best efforts to cause its representatives not to:

•	solicit, initiate or facilitate any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal (as defined below);

•

participate in any way in discussions or negotiations with, or furnish any non-public information to, any person in connection with or for the purpose of facilitating any Alternative Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Alternative Proposal;

•	other than the Offer and the Merger, approve or recommend any Alternative Proposal;

•	enter into any agreement or letter of intent with respect to any Alternative Proposal;

•	grant any waiver, amendment or release under any standstill agreement or takeover laws for the purpose of allowing a third party to make an Alternative Proposal; or

•	resolve, propose or agree to do any of the foregoing.

The Company must, and must cause its representatives and subsidiaries to, immediately cease all discussions with any person with respect to any Alternative Proposal, and promptly deliver a written notice to any person that entered into a confidentiality agreement in anticipation of potentially making an Alternative Proposal requesting the prompt return or destruction of all confidential information.

Despite these restrictions, if the Company has received an unsolicited bona fide written Alternative Proposal prior to the Acceptance Time from a third party (which Alternative Proposal does not arise out of any breach of the non-solicitation covenant) and the Board of Directors determines, after consultation with its financial advisor and outside legal advisor, that such Alternative Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal, the Company may:

•	participate in any discussions or negotiations with such person; and

•

provide any non-public information to such person only if, prior to providing such information, the Company has received from such person an executed confidentiality and standstill agreement with terms no less favorable to the Company in any substantive respect than those contained in the confidentiality agreement between the Company and Parent, provided that the Company must promptly make available to Parent any information that is provided to such person.

In addition, the Company has agreed that it must promptly (and, in any event, within one (1) Business Day of the Company’s knowledge of any such event) notify Parent if (i) any inquiries, proposals or offers with respect to an Alternative Proposal are received by, (ii) any non-public information is requested from or (iii) any discussions are sought to be initiated or continued with, the Company or any of its subsidiaries or Representative indicating the identity of the person making such inquiry, offer or proposal and the material terms and conditions thereof and thereafter must keep Parent reasonably informed, on a prompt basis, of any material developments or modifications to the terms of any such inquiries, proposals or offers and the status of any such material discussions

Change of Recommendation. The Board of Directors agreed not to take any of the following actions, resolutions or agreements (each, a “Change of Recommendation”):

•	withdraw, qualify or modify in any manner adverse to Parent or Merger Sub, the Recommendation with respect to the Offer or the Merger;

•	approve or recommend an Alternative Proposal;

•	fail to publicly recommend against any Alternative Proposal within ten (10) Business Days after Parent so requests in writing;

•

fail to publicly reaffirm the Recommendation within five (5) Business Days after Parent so requests in writing, provided that other than in connection with an Alternative Proposal, Parent may only make two such requests;

•

fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Alternative Proposal subject to Regulation 14D under the Exchange Act within ten (10) Business Days after the commencement of such Alternative Proposal;

•	fail to include the Recommendation in the Schedule 14D-9 or the Proxy Statement, if applicable; or

•

enter into any letter of intent, memorandum of understanding or similar document or Contract relating to any Alternative Proposal (other than a confidentiality and standstill agreement with terms no less favorable to the Company in any substantive respect than those contained in the confidentiality agreement between the Company and Parent).

Additionally, the Board of Directors must not cause or permit the Company or any of its subsidiaries to enter into any definitive contract with respect to an Alternative Proposal (other than a confidentiality and standstill agreement with terms no less favorable to the Company in any substantive respect than those contained in the confidentiality agreement between the Company and Parent).

Despite these restrictions, at any time prior to the Acceptance Time:

•

in response to an unsolicited bona fide written Alternative Proposal (which did not arise out of a breach of the Company’s non-solicitation covenant) from any person that is not withdrawn and that the Board of Directors concludes constitutes a Superior Proposal, (x) the Board of Directors may effect a Change of Recommendation with respect to such Superior Proposal, or (y) the Company may terminate the Merger Agreement to enter into an alternative acquisition agreement with respect to such Superior Proposal; or

•

in response to an Intervening Event (as defined below), the Board of Directors may, if it determines, after consultation with outside counsel, that failure to do so would be inconsistent with the exercise of the fiduciary duties of the Board of Directors to the Company’s shareholders under applicable Law, take any of the actions described in the first, fourth or sixth bullets contained under “Change of Recommendation” immediately above (each, an “Intervening Event Change of Recommendation”);

provided, however, that:

•

the Company shall not exercise its right to terminate the Merger Agreement to accept a Superior Proposal or effect a Change of Recommendation with respect to a Superior Proposal unless (1) the Board of Directors concludes (after consultation with its financial advisors and outside legal advisors) that the failure of the Board of Directors to do so would be inconsistent with the exercise of the fiduciary duties of the Board of Directors to the Company’s shareholders under applicable law, (2) the Company has complied with all of its obligations under the non-solicitation covenant, (3) the Company has provided prior written notice to Parent at least three (3) calendar days in advance (the “Notice Period”), to the effect that the Board of Directors has concluded such Alternative Proposal constitutes a Superior Proposal and the Board of Directors has determined to effect a Change of Recommendation and/or to terminate the Merger Agreement, which notice must specify the identity of the person making the Superior Proposal, the material terms thereof and copies of all relevant documents relating to such Superior Proposal, (4) prior to effecting such Change of Recommendation or termination, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate (if Parent has notified the Company that it desires to negotiate) with Parent and its representatives in good faith to make such adjustments in the terms of the Merger Agreement, so that such Alternative Proposal would cease to constitute a Superior Proposal; provided that in the event of any material revisions to the Alternative Proposal that the Board of Directors has determined to be a Superior Proposal, the Company is required to deliver a new prior written notice to Parent and to comply with the Company’s non-solicitation covenant with respect to such notice and the revised Superior Proposal contemplated thereby; provided that the Notice Period with respect to any such notice delivered will be reduced from three (3) calendar days to two (2) calendar days, and (5) in the case the Company terminates the Merger Agreement to enter into an alternative acquisition agreement with respect to such Superior Proposal, the Company shall concurrently pay Purchaser the Termination Fee; and

•

no Intervening Event Change of Recommendation may be made unless (1) the Company shall have provided prior written notice (“Determination Notice”) to Parent for at least the Notice Period to the effect that the Board of Directors has determined to effect an Intervening Event Change of Recommendation, which notice shall specify the Intervening Event in reasonable detail (and provided that any material change to the facts and circumstances relating to such Intervening Event Change of Recommendation shall require a new notice and a new Notice Period), (2) prior to effecting such Intervening Event Change of Recommendation, the Company shall, during the Notice Period (if Parent has notified the Company that it desires to negotiate), negotiate with Parent to make such adjustments in the terms and conditions of the Merger Agreement in such a manner that such Intervening Event no longer necessitates such Intervening Event Change of Recommendation and (3) at or following the end of such Notice Period, the Board of Directors concludes in good faith, after consultation with its outside legal advisors, that such Intervening Event continues to necessitate an Intervening Event Change of Recommendation (in each case taking into account any revisions to the Merger Agreement made or proposed in writing by Parent).

No Change of Recommendation or Intervening Event Change of Recommendation will change the approval of the Board of Directors for purposes of causing any Takeover Laws to be inapplicable to the transactions contemplated by the Merger Agreement and the Support Agreements.

Nothing in the Merger Agreement prohibits the Company or the Board of Directors from (1) disclosing to the Company’s shareholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act or (2) making any disclosure to its shareholders if the Board of Directors has determined in good faith (after consultation with its financial advisors and outside legal advisors) that the failure to do so would violate applicable Law; provided that any such disclosure relating to an Alternative Proposal (other than a “stop, look and listen” or similar communication contemplated by Rule 14d-9(f) under the Exchange Act) will be deemed to be a Change of Recommendation unless the Board of Directors reaffirms the Recommendation in such disclosure.

The Company agrees that if any of its subsidiaries or representatives takes any action which, if taken by the Company, would constitute a breach of the Company’s non-solicitation covenant, the Company will be deemed to be in breach of the Company’s non-solicitation covenant.

For purposes of this Offer to Purchase and the Merger Agreement:

•

the term “Alternative Proposal” means any inquiry, proposal or offer made by any person (other than Parent and its subsidiaries) relating to (1) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company, (2) any tender offer or exchange offer or other transaction that, if consummated, would result in any person beneficially owning 15% or more of any class of outstanding equity interests in the Company or any of its subsidiaries (by vote or by value), (3) the acquisition or licensing by any person of assets representing 15% or more of the consolidated assets, net revenues or net income of the Company and its subsidiaries, taken as a whole (including equity interests of its subsidiaries), or (4) the acquisition by any person of 15% or more of the total voting power or of any class of equity interests of the Company or any of its subsidiaries;

•

the term “Intervening Event” means any material Event with respect to the Company occurring or arising after the date of the Merger Agreement (other than an Alternative Proposal or a Superior Proposal) that that was neither known to the Board of Directors or officers of the Company nor reasonably foreseeable as of or prior to the date hereof, which becomes known to the Board of Directors prior to the Acceptance Time; provided that no Event will constitute an Intervening Event if such Event resulted from or arose out of the announcement, pendency or consummation of the transactions contemplated by the Merger Agreement; and

•

the term “Superior Proposal” means a bona fide written Alternative Proposal (with all of the percentages included in the definition of Alternative Proposal increased to 50%) not arising out of any violation of the Company’s non-solicitation covenant, which the Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel is more favorable from a financial point of view to the Company’s shareholders (in their capacity as such) than the transactions contemplated by the Merger Agreement (after taking into account any revisions offered by Parent to the terms and conditions of the Merger Agreement or the transactions contemplated thereby).

Efforts to Close the Transaction. In the Merger Agreement, each of the Company, Parent and Purchaser agreed to use its reasonable best efforts to take all actions reasonably necessary, proper or advisable under the Merger Agreement and applicable law to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including (i) preparing and obtaining all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods from governmental entities, (ii) obtaining all necessary consents, approvals or waivers from third parties, (iii) satisfying the Tender Offer Conditions and the conditions to the consummation of the Merger, (iv) defending, contesting and resisting any lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, (v) causing the expiration or termination of any applicable waiting periods under the HSR Act and cooperating with each other with respect to whether other filings are required to be made with other person and timely making such filings and (vi) executing and delivering any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

Takeover Laws. If any Takeover Law becomes applicable to the transactions contemplated by the Merger Agreement, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by the Merger Agreement.

Indemnification and Insurance. Parent and Purchaser have agreed that all rights of indemnification under certain indemnification agreements will survive the Merger and continue in full force and effect in accordance with their respective terms, and such indemnification agreements will be assumed by the Surviving Corporation. For not less than six (6) years after the Effective Time, Parent has agreed to cause the articles of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and exculpation and advancement of expenses than are set forth as of the date of the Merger Agreement in the Company’s articles of incorporation and bylaws.

In addition, for not less than six (6) years from the Effective Time, Parent has agreed to and will cause the Surviving Corporation to indemnify and hold harmless each current and former director or officer of the Company to the same extent such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to the Company’s articles of incorporation and bylaws or under certain indemnification agreements for acts or omissions occurring at or prior to the Effective Time and to the fullest extent permitted by Law for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby.

For six (6) years from the Effective Time, the Surviving Corporation must provide to the Company’s current directors and officers an insurance and indemnification policy that provides coverage with respect to any matter claimed against such person by reason of him or her serving in such capacity on terms for events occurring before the Effective Time that is no less favorable than the Company’s existing policies in effect as of April 4, 2012; provided that in no event will the aggregate premiums be in excess of 300% of the current aggregate annual premiums paid by the Company for such purpose, but in such case Parent will maintain policies of directors and officers insurance and indemnification as closely approximating the terms of the policies existing on the date of the Merger Agreement as are obtainable for an aggregate annual premium not to exceed 300% of the last annual premium paid prior to the date of the Merger Agreement. If prepaid policies have been obtained prior to the Effective Time by Parent or the Company (with consent of Parent), Parent must, and must cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, must assume all such indemnification and insurance obligations.

Transaction Litigation. The Company and Parent must cooperate and consult with one another, to the fullest extent possible, in connection with any pending or threatened shareholder litigation related to the transactions contemplated by the Merger Agreement; provided that, subject to certain exceptions, neither the Company nor any of its subsidiaries or Representatives may compromise or settle any such litigation unless Parent first has consented in writing (such consent not to be unreasonably conditioned, withheld or delayed). Without limiting the foregoing, the Company must give consideration to Parent’s advice with respect to such litigation.

Employee Matters. The Merger Agreement provides that (i) all Company employees or the beneficiaries and dependents thereof shall be immediately eligible to participate in any benefit plan of Parent to the extent such coverage replaces coverage under a comparable Company benefit plan in which such Company employee participated or was eligible to participate immediately before the Effective Time, (ii) all service of the Company employees with the Company or any of its subsidiaries, as the case may be, shall be recognized for determining eligibility to participate, vesting, accruals, and entitlement to benefits if such length of service is relevant, other than benefit accruals under a defined benefit pension plan, to the extent such service was recognized or would have been recognized under a comparable Company benefit plan in which such Company employee participated or is eligible to participate immediately prior to the Effective Time, (iii) Parent must cause all pre-existing condition exclusions, waiting periods and actively-at-work requirements of each benefit plan of Parent to be waived or satisfied for each Company employee and his or her covered dependents to the extent currently applicable to such persons and waived or satisfied under the comparable Company benefit plan for the year in which the Effective Time occurs, (iv) Parent must provide each Company employee and his or her covered dependents with credit for any co-payments and deductibles paid prior to becoming eligible to participate in such benefit plan of Parent, to the same extent such credit was given or would have been given under the comparable Company benefit plan, in satisfying any applicable deductible or annual maximum out-of-pocket or similar requirements under such benefit plan of Parent, and (v) Parent must apply any increase in the Company employee’s portion of the premium cost, deductibles, co-payments and other out-of-pocket costs no earlier than the first day of the first plan year beginning after the Effective Time of either the comparable Company benefit plan or the benefit plan of Parent (as applicable).

Until the period ending December 31, 2012, the Company or the Surviving Corporation, as applicable, will, and Parent will cause the Company or the Surviving Corporation, as applicable to provide to each Company employees (A) a base salary or regular hourly wage, as applicable, that is not less than the base salary or regular hourly wage provided to such Company employee by the Company immediately prior to the Effective Time, (B) a cash bonus opportunity, sales and service incentive award cash compensation opportunity provided to such Company employee by the Company immediately prior to the Effective Time and (C) employee benefits that are substantially similar in the aggregate to those provided to such persons under the Company benefit plans, programs and arrangements of the Company in effect on the date of the Merger Agreement, but in no event less than those provided to those generally offered from time to time to similarly situated employees of Parent.

Other Covenants. The Merger Agreement contains other covenants, including covenants relating to calling the shareholders’ meeting to approve the Merger Agreement, if required, public announcements, access to information and tax matters.

Termination of the Merger Agreement. The Merger Agreement may be terminated and the Offer or the Merger, may be abandoned at any time:

•	by mutual written consent of Parent and the Company at any time prior to the Effective Time;

•

by either Parent or the Company prior to the Acceptance Time if the Acceptance Time shall not have occurred on or before the End Date; provided that this right is not available to any party that has breached in any material respect its obligations under the Merger Agreement in any manner that shall have caused the failure of the Acceptance Time to occur on or before such date;

•

by either Parent or the Company prior to the Effective Time if a governmental entity enacts, issues or enters any law prohibiting or making illegal the acceptance for payment of or payment for Shares or the consummation of the Offer or the Merger and, in the case of any such law that is an injunction or order, such law must have become final and non-appealable; provided that this right is not available to any party that has breached in any material respect its obligations under the Merger Agreement in any manner that has caused, or resulted in, the enactment, issuance or entry of any such law;

•

by the Company prior to the Acceptance Time if Parent or Purchaser has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would, individually or in the aggregate, prevent or materially delay the consummation of the Offer or the Closing or prevent or materially impair the ability of Parent or Merger Sub to satisfy the Tender Offer conditions or the conditions precedent to the Merger, to obtain financing for the Offer or the Merger, or to consummate the Merger, the Offer and the other transactions contemplated by this Merger Agreement and (ii) either cannot be cured by the End Date or has not been cured after the Company gives Parent written notice, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate the Merger Agreement and the basis for such termination;

•

by Parent prior to the Acceptance Time if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would result in a failure of a Tender Offer Condition and (ii) either cannot be cured by the End Date, or has not been cured after Parent gives the Company written notice, delivered at least thirty (30) days prior to such termination, stating Parent’s intention to terminate the Merger Agreement and the basis for such termination;

•

by the Company prior to the Acceptance Time if (i) the Board of Directors has concluded that an Alternative Proposal constitutes a Superior Proposal, (ii) the Company has complied in all material respects with its non-solicitation covenants and (iii) immediately after the termination of the Merger Agreement, the Company enters into an alternative acquisition agreement with respect to such Superior Proposal; provided that the termination is conditioned on and subject to the payment by the Company to Parent of the Termination Fee; or

•

by Parent prior to the Acceptance Time if (i) the Board of Directors makes a Change of Recommendation or Intervening Event Change of Recommendation, (ii) the Board of Directors approves any Alternative Proposal or resolves or agrees to take any such action or (iii) the Company has willfully breached or is deemed to have willfully breached in any material respect its obligations under the non-solicitation covenant.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, it will, become void and have no effect and there shall be no liability or obligation on the part of Parent, Purchaser or the Company or their respective subsidiaries, officers, directors and Representatives (subject to certain provisions surviving such termination); provided that nothing in the Merger Agreement relieves the Company, Parent or Purchaser from liability for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination, and the aggrieved party will be entitled to all rights and remedies available at law or in equity.

Termination Fee. For purposes of this Offer to Purchase and the Merger Agreement, the term “Termination Fee” means $16.6 million, in cash, which amount may become payable by the Company to Parent in certain circumstances described below.

In the event the Merger Agreement is terminated by the Company prior to the Acceptance Time if (i) the Board of Directors has concluded that an Alternative Proposal constitutes a Superior Proposal, (ii) the Company has complied in all material respects with its non-solicitation covenants and (iii) immediately after the termination of the Merger Agreement, the Company enters into an alternative acquisition agreement with respect to such Superior Proposal, then the Company must pay the Termination Fee to Parent prior to or concurrent with such termination.

In the event the Merger Agreement is terminated by Parent prior to the Acceptance Time if (i) the Board of Directors makes a Change of Recommendation or Intervening Event Change of Recommendation, (ii) the Board of Directors approves any Alternative Proposal or resolves or agrees to take any such action or (iii) the Company has willfully breached or is deemed to have willfully breached in any material respect its obligations under the non-solicitation covenant, then the Company must pay the Termination Fee to Parent promptly, but in any event within two (2) Business Days after the date of such termination.

In the event that (i) after the date of the Merger Agreement, an Alternative Proposal is publicly announced and not bona fide publicly withdrawn, (ii) thereafter, the Merger Agreement is terminated (A) by Parent if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (1) would result in a failure of a Tender Offer Condition and (2) either cannot be cured by the End Date, or has not been cured after Parent gives the Company written notice, or (B) by either Parent or the Company if the Acceptance Time shall not have occurred on or before the End Date, and (iii) at any time after the execution of the Merger Agreement and prior to the date that is twelve (12) months after such termination, an Alternative Proposal (which, for purposes of this clause (iii) will have the meaning assigned below except that all references to “15%” therein will be deemed to be references to “50%”) is consummated or a definitive agreement related to an Alternative Proposal is entered into which is subsequently consummated, then in any such event the Company must pay the Termination Fee to Parent prior to or concurrently with the consummation of such transaction.

Specific Performance. Each party to the Merger Agreement is entitled to an injunction to prevent breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions of the Merger Agreement, in addition to any other remedy to which such party is entitled at law or in equity.

Fees and Expenses. Fees and expenses incurred by the parties will be paid by the party incurring such fees and expenses; provided that Parent and Purchaser shall pay for all filing fees under the HSR Act.

Amendment. The Merger Agreement may be amended at any time prior to the Effective Time by the Company, Parent and Purchaser; provided that after any approval of the Merger Agreement by the Company’s shareholders, if applicable, no amendment will be made that by law or by NASDAQ requires further approval by the Company’s shareholders without obtaining the further approval of such shareholders.

Support Agreement. Concurrently with the execution of the Merger Agreement, each of OEPX, Sagard and Tinicum entered into a separate Support Agreement with Parent and Purchaser whereby such shareholder committed, among other things, subject to the terms and conditions of the applicable Support Agreement, to tender a proportionate number of the Shares held by such shareholder and its affiliates in the Offer such that the number of Shares so committed to be tendered in the aggregate pursuant to the three Support Agreements equals approximately 40% of the Company’s total outstanding Shares (the “Covered Shares”) (which represents 19,711,630 Shares, 7,917,898 Shares and 6,883,025 Shares from each of OEPX, Sagard and Tinicum, respectively). Each of OEPX, Sagard and Tinicum has further stated its intent to tender in the Offer all of the remaining Shares held by such shareholder and its affiliates, which together with the Covered Shares, represents an aggregate of approximately 68% of the total outstanding Shares.

Pursuant to the Support Agreements, each of these shareholders has agreed, among other things, subject to the termination of the Support Agreements or the Offer (i) to validly tender or cause to be tendered (and not withdraw) in the Offer all Covered Shares beneficially owned by such shareholder pursuant to and in accordance with the Offer, (ii) as promptly as practicable, but no later than ten (10) Business Days after the commencement of the Offer, to deliver pursuant to the terms of the Offer a letter of transmittal (as well as any other documents or instruments required to be delivered pursuant to the Offer) with respect to such shareholders’ Covered Shares, (iii) to vote such shareholders’ Covered Shares at every meeting of the Company’s shareholders (A) in favor of (1) approval of the Merger Agreement or any other transaction contemplated thereunder and (2) approval of any proposal to adjourn or postpone the meeting if there are not sufficient votes for the approval of the Merger Agreement and the transactions contemplated thereby, and (3) any other matter necessary for consummating the transactions contemplated by the Merger Agreement and (B) against (1) any action or agreement that would materially impede, interfere with or prevent the Offer or the Merger, (2) any Alternative Proposal, and (3) any action, proposal, transaction or agreement that would reasonably be expected to result in a Tender Offer Condition not occurring or result in a breach by such shareholder of the Support Agreement, (iv) not to transfer any of such shareholder’s Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (v) to take or permit any other action that would in any way restrict, limit or interfere with the performance of such shareholder’s obligations under, or the transactions contemplated by, the Support Agreements, (vi) not to commence or join (and take all actions necessary to opt out of any class) with respect to any claim challenging the validity of, or seeking to enjoin the operation of, any provision of the Support Agreement or alleging breach of any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement, and (vii) not (A) initiate, solicit, propose, knowingly encourage (including by providing information) or knowingly facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal, (B) enter into any agreement with respect to any Alternative Proposal, (C) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any of its subsidiaries to any person relating to, any Alternative Proposal or any proposal or offer that could reasonably be expected to lead to an Alternative Proposal or (D) tender any Covered Shares in connection with an Alternative Proposal. The Support Agreements do not limit or otherwise affect the actions of OEPX, Sagard or Tinicum or any affiliate, employee or designee of OEPX, Sagard or Tinicum or any of their respective affiliates in such person’s capacity, if applicable, as an officer or director of the Company.

The Support Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time, (iii) the Offer having been terminated or the Expiration Time having occurred, in each case without acceptance for payment of the Covered Shares pursuant to the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement or the terms of the Offer that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the shareholders pursuant to the Merger Agreement as in effect on April 10, 2012, (v) any amendment, modification or waiver of the Minimum Condition such that Parent or Purchaser would beneficially own less a majority of the of the Shares then outstanding on a fully diluted basis after giving effect to the consummation of the Offer and (vi) the mutual written consent of the parties thereto.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger at the Company’s shareholders’ meeting without the affirmative vote of any other shareholder. If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, Purchaser and the Company will take such necessary and appropriate actions in order to consummate the Merger without a shareholders’ meeting and without the approval of the Company’s shareholders. The Merger Agreement provides that Purchaser will be merged with and into the Company, and, at the Effective Time, the Company’s articles of incorporation will be amended and restated in its entirety to read identically to the articles of incorporation of Purchaser as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “X-Rite, Incorporated”, and the bylaws of Purchaser as in effect immediately prior to the Effective Time will become the bylaws of the Surviving Corporation, except that references to Purchaser’s name shall be replaced by references to “X-Rite, Incorporated”. The directors of Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation and the officers of the Company will become the officers of the Surviving Corporation.

Appraisal Rights. Holders of the Shares do not have appraisal rights as a result of the Offer or the Merger, if consummated.

Going Private Transaction. The SEC has adopted Rule 13e–3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e–3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, shareholders will receive the same price per Share as paid in the Offer. Rule 13e–3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

Plans for the Company. Pursuant to the terms of the Merger Agreement, promptly upon the Acceptance Time, Parent currently intends to designate a number of directors, rounded up to the next whole number, constituting at least a majority of the directors, to the Board of Directors, that is equal to the product of (i) the total number of directors on the Board of Directors (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company as well as the number of the Independent Directors specified below) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its subsidiaries) bears to the number of Shares outstanding. At such time, the Company will, subject to applicable laws, also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board of Directors. Until the Effective Time, the Board of Directors will have at least two Independent Directors. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger, subject to the satisfaction of certain conditions.

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act, and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Parent’s existing businesses. Possible changes could include changes in the Company’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the surviving corporation in the Merger expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

If we acquire Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to our equity ownership in the Company, Parent and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Per Share Amount.

Stock Quotation. The Shares are quoted on NASDAQ. According to the published guidelines of the Financial Industry Regulatory Authority, the Shares might no longer be eligible for continued inclusion in NASDAQ if, among other things, the number of publicly-held Shares falls below 500,000, the aggregate market value of the publicly-held Shares is less than $1 million, or there are fewer than three (3) market makers for the Shares. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly-held for this purpose.

If the Shares cease to be listed on the NASDAQ, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), The Nasdaq Capital Market, the OTC Bulletin Board or in a local or regional over–the–counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with shareholders’ meetings or actions in lieu of a shareholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to shareholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not, and will not allow its subsidiaries to, declare, set aside or pay any dividends on or make any distribution with respect to the outstanding Shares (other than dividends paid by a wholly-owned subsidiary of the Company to the Company or to any other wholly-owned subsidiary of the Company).

15. Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, subject to the provisions of the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including those relating to the obligation of Purchaser to pay for, or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Purchaser may delay its acceptance for payment of or, subject to the restriction referred to above, its payment for, any tendered Shares, and, subject to the provisions of the Merger Agreement, Purchaser may not accept for payment any tendered Shares, if:

•	any applicable waiting period or approval under the HSR Act, the antitrust laws of Germany and Austria and other material applicable foreign antitrust law has not expired or been terminated or obtained;

•	the Minimum Condition has not been satisfied;

•	a court of competent jurisdiction or other governmental entity has enacted, issued, promulgated, enforced or entered any law, order, decree, judgment, injunction or other ruling, in any case which is in effect and which prevents, prohibits or makes illegal the consummation of the Merger or the Offer;

•	the Merger Agreement is terminated in accordance with its terms;

•	(1) the representations and warranties of the Company set forth in the Merger Agreement (other than certain representations and warranties with respect to the Company’s capitalization) are not true and correct as of the date of the Merger Agreement or as of the Expiration Time as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (2) certain representations and warranties of the Company set forth with respect to the Company’s capitalization are not true and correct in all respects as of the date of the Merger Agreement or as of the Expiration Time as though made on and as of such date, except where the failure to be so true and correct has not resulted and would not result in the Company, Parent and their affiliates making payments (in the aggregate) with respect to any equity interests of the Company or any of its subsidiaries greater than a de minimis amount;

•	the Company has not, in all material respects, performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Time and such failure to perform shall not have been cured prior to the Expiration Time;

•	there shall have occurred any events, changes, occurrences, developments, circumstances or effects that have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

•	Parent has not received a certificate signed on behalf of the Company by the chief executive officer of the Company to the effect that none of the conditions in the three bullet points immediately above this one shall have occurred and be continuing.

The Offer Conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances (other than actions or inactions by Parent or Purchaser) giving rise to such condition, in whole or in part at any applicable time or from time to time in its sole discretion prior to the expiration of the Offer, and all conditions (except for the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company) may be waived by Parent and Purchaser, in their sole discretion, in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states.

Chapter 7A of the MBCA may affect attempts to acquire control of the Company. In general, under Chapter 7A, “business combinations” (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an “interested shareholder” (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation’s outstanding shares) can only be consummated if there is an advisory statement by the board of directors of the covered corporation and the business combination is approved by at least 90% of the votes of each class of the corporation’s shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five (5) years have elapsed after the person involved became an “interested shareholder” and unless certain price and other conditions are satisfied. A board of directors has the power to except from the provisions of Chapter 7A business combinations as to a particular interested shareholder or its existing or future affiliates by resolution adopted prior to the time that the interested shareholder first became an interested shareholder. The Company has represented that the Board of Directors has adopted resolutions rendering Chapter 7A inapplicable to the Offer, the Merger, the Support Agreements, the Merger Agreement and the transactions contemplated thereby.

Based on information supplied by the Company and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Board of Directors, we do not believe that any state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor the Company has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions of the Offer” of this Offer to Purchase.

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteen (15) calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next Business Day. The Company must file a Premerger Notification and Report Form within ten (10) calendar days after Parent files its Premerger Notification and Report Form. Parent expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger by April 20, 2012, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on the fifteenth (15th) calendar day after such filing, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent the Parent’s and the Company’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

Foreign Antitrust Laws. Under the merger control rules of Germany and Austria and other jurisdictions outside the United States where Parent or the Company and their respective subsidiaries conduct business, filings may be required, and it may be necessary to observe waiting periods and/or obtain approvals prior to consummation of the transaction. Under the terms of the Merger Agreement, Parent has agreed to make such filings as are required in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby. The satisfaction of these requirements is a condition to the closing the Offer. Any such filings must be made by Parent as soon as reasonably practicable. The period for review of the transaction will vary from jurisdiction to jurisdiction and may be affected by a variety of factors. The review powers vested in foreign competition authorities include the ability to challenge the legality of the transaction on the basis of its effects on competition or otherwise on the public interest. At any time before

(and in some cases after) consummation of the transaction, foreign competition authorities may seek to enjoin the purchase of Shares pursuant to the Offer, or seek divestiture of the Shares so acquired, or seek divestiture of assets of Parent or the Company. There can be no assurance that a challenge to the Offer under foreign merger control rules will not be made, or, if such a challenge is made, what the result will be. With respect to certain obligations of the parties related to obtaining regulatory, including antitrust, approvals. Purchaser will (i) if any Tender Offer Condition, including with respect to antitrust, is not satisfied or waived at any scheduled Expiration Time, extend the Offer for one or more successive periods of not more than ten (10) Business Days (as defined below) ending no later than the End Date until all of the conditions are satisfied or waived and, (ii) will extend the Offer for any period required by required by any rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ; provided that Purchaser may not extend the Offer beyond the End Date.

17. Fees and Expenses.

Parent and Purchaser have retained Okapi Partners LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d–3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Directors and Executive Officers of Parent. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent. The business address of each director and officer is Danaher Corporation, 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk. Unless otherwise indicated, the titles referenced below refer to titles with Danaher Corporation.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Mortimer M. Caplin*	95	Mr. Caplin has served on Parent’s Board of Directors since 1990. He has been a member of Caplin & Drysdale, a law firm in Washington, D.C., for over five (5) years. Within the past five (5) years Mr. Caplin has also served as a director of the Presidential Realty Corporation.

H. Lawrence Culp, Jr.*	49	Mr. Culp has served on Parent’s Board of Directors and as Danaher’s President and Chief Executive Officer since May 2001. He is also a member of the board of directors of GlaxoSmithKline plc.

Donald J. Ehrlich*	74	Mr. Ehrlich has served on Parent’s Board of Directors since 1985. He served as President and Chief Executive Officer of Schwab Corp., a manufacturer of fire-protective safes, files, cabinets and vault doors, from January 2003 until his retirement in July 2008, and has also served on the boards of private and non-profit organizations.

Linda P. Hefner*	52	Ms. Hefner has served on Parent’s Board of Directors since 2005. Since May 2007, she has served as Executive Vice President of Wal-Mart Stores Inc. (an operator of retail stores and warehouse clubs) and since April 2009 as Chief Merchandising Officer for Sam’s Club, a division of Wal-Mart. From May 2004 through December 2006, Ms. Hefner served as Executive Vice President - Global Strategy for Kraft Foods Inc., a company that manufactures and sells branded foods and beverages.

Teri List-Stoll*	49	Ms. List-Stoll has served on Parent’s Board of Directors since September 2011. She has been Senior Vice President and Treasurer of The Procter & Gamble Company since 2009, and has served in a series of progressively more responsible positions in the Procter & Gamble accounting and finance organization since joining the company in 1994. Prior to joining Procter & Gamble, Ms. List-Stoll was employed by the accounting firm of Deloitte & Touche for almost ten (10) years.

Walter G. Lohr, Jr.*	68	Mr. Lohr has served on Parent’s Board of Directors since 1983. He has been a partner of Hogan Lovells, a global law firm, for over five (5) years and has also served on the boards of private and non-profit organizations.

Mitchell P. Rales*	55	Mr. Rales is a co-founder of Parent and has served on Parent’s Board of Directors since 1983, serving as Chairman of the Executive Committee of Danaher since 1984. He was also President of Danaher from 1984 to 1990. In addition, for more than the past five (5) years he has been a principal in private and public business entities in the manufacturing area. Mr. Rales is also a member of the board of directors of Colfax Corporation, and is a brother of Steven M. Rales.

Steven M. Rales*	61	Mr. Rales is a co-founder of Danaher and has served on Parent’s Board of Directors since 1983, serving as Parent’s Chairman of the Board since 1984. He was also CEO of Parent from 1984 to 1990. In addition, for more than the past five (5) years he has been a principal in private business entities in the areas of manufacturing and film production. Mr. Rales is a brother of Mitchell P. Rales.

John T. Schwieters*	72	Mr. Schwieters has served on Danaher’s Board of Directors since 2003. He has been a Senior Advisor of Perseus, LLC, a merchant bank and private equity fund management company, since March 2009 after serving as Vice Chairman from April 2000 to March 2009. Mr. Schwieters is also a member of the board of directors of Smithfield Foods, Inc. and Choice Hotels International, Inc., and within the past five (5) years has also served as a director of Union Street Acquisition Corp. and Manor Care, Inc.

Alan G. Spoon*	60	Mr. Spoon has served on Danaher’s Board of Directors since 1999. He has served as General Partner of Polaris Venture Partners, a company which invests in private technology firms, since May 2000. Mr. Spoon is also a member of the board of directors of IAC/InterActiveCorp., and within the past five (5) years has also served as a director of Getty Images, Inc. and TechTarget, Inc.

Elias A. Zerhouni, M.D.*	60	Dr. Zerhouni has served on Parent’s Board of Directors since 2009. He has served as President, Global Research & Development, for Sanofi-Aventis, a global pharmaceutical company, since December 2010. From 1996 to 2002, Dr. Zerhouni served as Chair of the Russell H. Morgan Department of Radiology and Radiological Sciences, Vice Dean for Research and Executive Vice Dean of the Johns Hopkins School of Medicine. From 2002 to November 2008, Dr. Zerhouni served as director of the National Institutes of Health, and from November 2008 to December 2010 he provided advisory and consulting services to various non-profit and other organizations as Chairman and President of Zerhouni Holdings.

Daniel L. Comas	48	Mr. Comas has served as Executive Vice President and Chief Financial Officer since 2005.

William K. Daniel, II	47	Mr. Daniel served as Vice President and Group Executive from 2006 until July 2008 and has served as Executive Vice President since July 2008.

Thomas P. Joyce, Jr.	51	Mr. Joyce has served as Executive Vice President since 2006.

James A. Lico	46	Mr. Lico has served as Executive Vice President since 2005.

James H. Ditkoff	65	Mr. Ditkoff has served as Senior Vice President-Finance and Tax since 2002.

Jonathan P. Graham	51	Mr. Graham has served as Senior Vice President-General Counsel since 2006.

Robert S. Lutz	54	Mr. Lutz served as Vice President—Chief Accounting Officer from March 2003 to February 2010 and has served as Senior Vice President—Chief Accounting Officer since February 2010.

Daniel A. Raskas	45	Mr. Raskas joined Parent as Vice President—Corporate Development in November 2004 and has served as Senior Vice President—Corporate Development since February 2010.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years, of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser. The business address of each director and officer is Danaher Corporation, 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Daniel L. Comas*	48	Director and President of Purchaser since Purchaser was formed, Mr. Comas has served as Executive Vice President and Chief Financial Officer of Parent Corporation since 2005.

Robert S. Lutz*	54	Director, Vice President, Treasurer and Secretary of Purchaser since Purchaser was formed, Mr. Lutz served as Vice President—Chief Accounting Officer of Parent Corporation from March 2003 to February 2010 and has served as Senior Vice President—Chief Accounting Officer since February 2010.

Daniel A. Raskas	45	Vice President of Purchaser since Purchaser was formed, Mr. Raskas joined Parent Corporation as Vice President—Corporate Development in November 2004 and has served as Senior Vice President—Corporate Development since February 2010.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of the Company or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021

By Facsimile:

(For Eligible Institutions Only)

(617) 360-6810

Confirm Facsimile Transmission:

(781) 575-2332

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is

Okapi Partners LLC

437 Madison Avenue, 28th Floor

New York, NY 10022

Shareholders may call toll free (855) 305-0856

Banks and brokers may call collect (212) 297-0720